

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

April 11, 2017

Glen A. Messina
President and Chief Executive Officer
PHH Corporation
3000 Leadenhall Road
Mt. Laurel, NJ 08054

> **Re: PHH Corporation**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed March 15, 2017**
> **Form 10-K**
> **Filed February 28, 2017**
> **File No. 001-07797**

Dear Mr. Messina:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A

Summary Term Sheet, page 1

1.   Please revise to add a section that provides shareholders with an understanding of your plans, should the proposals be approved, with respect to your business going forward under your "PHH 2.0" strategy. In this regard, briefly describe what assets and liabilities will remain, and what will be the primary revenue generating operations. In addition, briefly describe the impact on the number of employees and any anticipated costs associated with the reductions in employees.

2.   Please revise Sub-proposal 1A to disclose the book value of your portfolio of Mortgage Servicing Rights, together with all servicing advances related to the MSR Portfolio (the assets and related liabilities that will be affected by Sub-proposal 1A), as of

December 31, 2016. If material changes have occurred since that date, briefly discuss. Also, disclose the aggregate purchase price to be paid by New Residential pursuant to the agreement. Additionally, discuss how the proceeds will be used and the timing. Please make corresponding changes to the prospectus throughout when discussing this proposal.

3. Please revise Sub-proposal 1B to disclose the book value of the assets and liabilities of PHH Home Loans, LLC to be sold pursuant to the Asset Purchase Agreement as of December 31, 2016. If material changes have occurred since that date, briefly discuss. Also, disclose the aggregate purchase price payable to you under the terms of the transaction. Additionally, discuss how the proceeds will be used and the timing. Please make corresponding changes to the prospectus throughout when discussing this proposal.

Support Agreement, page 23

4. Please revise to disclose PHH's obligations under the Agreement.

Interests of Our Directors and Officers in the Transaction, page 25

5. Please revise to disclose the aggregate payments for the severance agreements and the qualifying terminations. In addition, disclose the number of options or other derivative securities that will have accelerated vesting.

Risk Factors

General

6. Please consider including a risk factor addressing the fact that the MSR Purchase Agreement may be amended, and any term or provision may be waived, by a writing signed by the party against whom such waiver or modification is sought to be enforced.

Background of the Transactions, page 56

7. Please provide a more detailed discussion with respect to the negotiations that occurred between you and New Residential, including details of the significant open items discussed at the board meeting held on December 8, 2016, and how the valuation of the assets was determined and negotiated.

8. Please provide a more detailed discussion with respect to the negotiations that occurred between you, GRI and Realogy with respect to the material terms and pricing of the asset sale.

MSR Projections, page 77

9.   Please revise the first full paragraph on page 78 to delete the words, "… should not be relied upon …". Make similar changes in the penultimate paragraph on page 110 and elsewhere in the proxy statement wherever these words are used.

Certain Federal Income Tax Consequences of the MSR Sale, page 85

10.   Revise to delete the words, "general discussion" and disclose that the discussion includes all material federal income tax consequences. Make similar changes on page 119 for the Home Loans Transaction.

Notes to Consolidated Financial Statements

Note 15. Commitments and Contingencies

Legal Contingencies, page H-46

11.   Please revise to add disclosure in the Summary to describe how these recorded and unrecorded contingent liabilities will impact the company going forward if each of Sub-Proposal 1A and Sub-Proposal 1B are approved.

Annex J: Unaudited Pro Forma Financial Statements

Unaudited Pro Forma Financial Statements, page J-1

12.   We note your disclosure that the unaudited pro forma consolidated financial information is being presented to give effect to the Home Loans Transactions (Sub-Proposal 1B). Please explain, in detail, why your pro forma consolidated financial information does not give effect to the MSR sale (Sub-Proposal 1A). Refer to Rule 11-01(a)(4) of Regulation S-X.

13.   As a related matter, please tell us what consideration was given to presenting pro forma consolidated financial information giving effect to the other strategic asset sales and agreements (e.g., sale of GNMA MSR and related servicing advances to Lakeview Servicing, PLS business exit, etc.) in an attempt to depict how the overall group of transactions might have affected historical financial statements, illustrating the scope of the change in the registrant's financial position and results of operations as a capital-light business comprised of subservicing and portfolio retention, otherwise referred to in your filing as "PHH 2.0". Refer to Rule 11-01(a)(8) of Regulation S-X.

14.   We note your disclosure on page 85 that the closing of the Home Loans Transactions (Sub-Proposal 1B) is contingent on the closing of the MSR Sale (Sub-Proposal 1A) and that if the MSR Sale Sub-Proposal does not receive the vote required for its approval, then the Home Loans Transactions will likely be terminated. Accordingly, there appears

to be three possible outcomes: (1) that the shareholders approve the MSR sale, but not the Home Loans Transactions; (2) that the shareholders approve both transactions; or (3) that the shareholders reject both transactions. Please revise your introductory paragraph to discuss these different scenarios and tell us how you considered the need to present multiple sets of pro forma financial statements depicting each possible scenario. Refer to Rule 11-02(b)(8) of Regulation S-X.

15. Please revise the introductory paragraph to include a more substantive description of the transactions including an enhanced discussion of all entities involved, significant terms of the transactions (e.g., purchase price, contingencies to closing, etc.), which transactions are being voted upon and how you are accounting for each of the transactions. Please also revise your disclosure to reference the related transaction descriptions to more in depth discussions elsewhere in the document.

Unaudited Pro Forma Consolidated Balance Sheets, page J-2

16. We note adjustment (2) to reflect the settlement of certain balance sheet amounts of PHH Home Loans completely eliminates the balance sheet of PHH Home Loans, LLC and Subsidiaries from the pro forma balance sheet. We also note your disclosure on page 14 that subject to the terms and conditions of the Asset Purchase Agreement, PHH Home Loans and RMR will sell, assign and convey certain assets, or the "Purchased Assets" while PHH Home Loans, RMR and their affiliates will retain all assets that are not "Purchased Assets." We note your disclosure on page 24 that after completing the JV Interests Purchase, PHH Home Loans will be a wholly-owned subsidiary of the Company and its residual net assets will be included in your consolidated financial statements until you pay or receive amounts to resolve the remaining value. It appears that your adjustment (2) to settle net assets of PHH Home Loans includes both the sale of "Purchased Assets" as described on page 14 as well as the settlement of residual net assets retained by PHH. Please address the following:

- Explain and revise to separately discuss and present adjustments for the settlement of "Purchased Assets" versus the settlement of residual net assets; and

- Explain how you determined that the settlement of residual net assets met the "probable" threshold described in Article 11 of Regulation S-X. Refer to Rule 11-01(a)(4) of Regulation S-X.

17. We note adjustment (3) reflecting the estimated consideration paid to Realogy for the JV Interests purchase based on 49.9% of the book equity of PHH Home Loans after completion of the asset sales. Please revise to include the supporting calculation for this adjustment.

18. As a related matter, we note adjustment (3) also includes an adjustment to PHH Corporations stockholders' equity related to PHH Corporation's original basis in PHH

Home Loans entity. Please revise to explain this adjustment in more detail and to include the supporting calculation for this adjustment.

Form 10-K filed February 28, 2017

19.   Please include the performance graph required by 201(e) in future filings.

20.   Please revise the Company's 2017 Proxy Statement to include missing Part III disclosures. Alternately, advise the staff that another proxy for a general meeting will be filed before the 120 day requirement with the Part III disclosures.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Benjamin Phippen, Staff Accountant, at (202) 551-3697, or H. Stephen Kim, Assistant Chief Accountant, at (202) 551-3291, if you have questions regarding comments on the financial statements and related matters. Please contact William H. Dorton, Staff Attorney, at (202) 551-3107 or me at (202) 551-3434 with any other questions.

Sincerely,

/s/ Michael R. Clampitt

Michael R. Clampitt
Senior Staff Attorney
Office of Financial Services